July 22, 2016

VIA EDGAR

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

U.S. Securities and Exchange Commission

Washington D.C. 20549

Mail Stop 4628

Phone: (202) 551-3642

Re:	Vertex Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 17, 2016
File No. 333-207156

Dear Ms. Nguyen:

On behalf of Vertex Energy, Inc., a Nevada corporation (the “Company”), we would like to thank you for your prompt review of the Company’s Registration Statement on Form S-1/A (Amendment No. 1)(File No. 333-207156) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2016. We are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Commission by letter dated July 7, 2016. In connection with these responses and certain verbal comments provided by the Staff, the Company is filing an Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

Mrs. Loan Lauren P. Nguyen

July 22, 2016

Prospectus Cover Page

1.

Please revise to clarify the number of “Dividend Shares” which you are registering which was previously registered on your prior registration statement on Form S-1 (File No. 333-205871).

RESPONSE:

The Company has revised to clarify the number of Dividend Shares which are being registered which were previously registered on the Company’s prior registration statement on Form S-1 (File No. 333-205871)(the “Prior Registration Statement”), in footnote 1 on the cover page of the Registration Statement.

As mentioned in footnote 1 on the cover page of the Registration Statement, the Company determined it was easiest and most clear to bifurcate the Registration Statement and the Prior Registration Statement, to separate out and register all of the dividend shares in the Registration Statement, instead of covering some of such dividend shares in the current Registration Statement and some of such shares in the Prior Registration Statement. The Company believes that this approach makes the most sense in the long-run both for accounting/record keeping purposes and investor clarity.

In connection with the changes described above, the Company has amended the Prior Registration Statement to remove the dividend shares registered in the current Registration Statement from such Registration Statement so no shares will be registered on two registration statements.

Description of Capital Stock, page 20

2.

Please include the tabular information as required by Item 403 of Regulation S-K, as of the most recent practicable date, with respect to your classes of securities.

Amendment No. 2 to the Registration Statement includes a Security ownership of certain beneficial owners and management table.

Very truly yours,

/s/ John S. Gillies
John S. Gillies Senior Associate